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                                  United States

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                                     AVIRON
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05376210
                               -------------------
                                 (CUSIP Number)

-------------------------------------------------------------------------------
              (Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed " for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.    053762100
-------------------------------------------------------------------------------

         1.    Names of Reporting Persons.
               I.R.S. Identification Nos.  of above persons (entities only).

               BB BIOTECH AG

-------------------------------------------------------------------------------

         2.    Check the Appropriate Box if a Member of a Group (See
               Instructions)
               (a)

               (b)

-------------------------------------------------------------------------------

         3.    SEC  Use Only

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         4.    Citizenship or Place of Organization

                        SWITZERLAND
-------------------------------------------------------------------------------

Number of            5.   Sole Voting Power
Shares Bene-
ficially                            -0-
Owned by Each
Reporting            ----------------------------------------------------------
Person With:
                     6.   Shared Voting Power

                                    2,655,286

                     ----------------------------------------------------------

                     7.   Sole Dispositive Power

                                    -0-

                     ----------------------------------------------------------

                     8.   Shared Dispositive Power

                                    2,655,286

-------------------------------------------------------------------------------

         9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                           2,655,286

        10.    Check if the Aggregate Amount in Row (11) Excludes Certain shares

        11.    Percent of Class Represented by amount in Row (11)

                           16.5%

-------------------------------------------------------------------------------
        12.    Type of Reporting Person (See Instructions)    HC, CO

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                                Page 2 of 6 pages


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CUSIP No.  053762100

-------------------------------------------------------------------------------

         1.    Names of Reporting Persons.

               I.R.S. Identification Nos.  of above persons (entities only).

                    BIOTECH INVEST S.A.

-------------------------------------------------------------------------------

         2.    Check the Appropriate Box if a Member of a Group
               (a)
               (b)

-------------------------------------------------------------------------------

         3.    SEC  Use Only

-------------------------------------------------------------------------------

         4.    Citizenship or Place of Organization

                       PANAMA

-------------------------------------------------------------------------------

Number of            5.   Sole Voting Power
Shares Bene-
ficially                            -0-
Owned by Each
Reporting            ----------------------------------------------------------
Person With:
                     6.   Shared Voting Power

                                    2,655,286

                     ----------------------------------------------------------

                     7.   Sole Dispositive Power

                                    -0-

                     ----------------------------------------------------------

                     8.   Shared Dispositive Power

                                    2,655,286

-------------------------------------------------------------------------------

         9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                           2,655,286

        10.    Check if the Aggregate Amount in Row (11) Excludes Certain shares

        11.    Percent of Class Represented by amount in Row (11)

                           16.5%

-------------------------------------------------------------------------------

        12.    Type of Reporting Person

                            CO

-------------------------------------------------------------------------------


                               Page 3 of 6 pages


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CUSIP No.  053762100

-------------------------------------------------------------------------------

         1.    Names of Reporting Persons.

               I.R.S. Identification Nos.  of above persons (entities only).

                    BIOTECH TARGET S.A.

-------------------------------------------------------------------------------

         2.    Check the Appropriate Box if a Member of a Group
               (a)
               (b)

-------------------------------------------------------------------------------

         3.    SEC  Use Only

-------------------------------------------------------------------------------

         4.    Citizenship or Place of Organization

                       PANAMA

-------------------------------------------------------------------------------

Number of            5.   Sole Voting Power
Shares Bene-
ficially                            -0-
Owned by Each
Reporting            ----------------------------------------------------------
Person With:
                     6.   Shared Voting Power

                                    -0-

                     ----------------------------------------------------------

                     7.   Sole Dispositive Power

                                    -0-

                     ----------------------------------------------------------

                     8.   Shared Dispositive Power

                                    -0-

-------------------------------------------------------------------------------

         9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                           -0-

        10.    Check if the Aggregate Amount in Row (11) Excludes Certain shares

        11.    Percent of Class Represented by amount in Row (11)

                            0%

-------------------------------------------------------------------------------

        12.    Type of Reporting Person

                            CO

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                               EXPLANATORY NOTE

Biotech Target S.A. ("Biotech Target") is a wholly-owned subsidiary of BB Biotech AG ("BB Biotech"). Therefore, BB Biotech AG may be deemed to be the beneficial owner of the shares of common stock of Aviron directly owned by Biotech Target. For internal purposes, on June 18, 1998 BB Biotech caused Biotech Target to transfer all of its holdings of securities issued by Aviron (consisting of the 2,655,286 shares of common stock of Aviron) to another wholly-owned subsidiary of BB Biotech, Biotech Invest S.A. ("Biotech Invest"). However, prior to the aforementioned transfer, as well as after the transfer of shares from Biotech Target to Biotech Invest was completed, BB Biotech was, and continues to be, the beneficial owner of the 2,655,286 shares of common stock of Aviron which were previously directly owned by Biotech Target, and which are now directly owned by Biotech Invest. The transfer to Biotech Invest involves no change in BB Biotech's beneficial ownership of the 2,655,286 shares of common stock of Aviron reported on this Schedule 13G.


ITEM 2.

     (a) Name of Person Filing
               BB Biotech AG
               Biotech Invest S.A.
               Biotech Target S.A.

     (b) Address of Principal Business Office or, if none, Residence
               BB Biotech            Biotech Invest         Biotech Target
               Vordergasse 3         Swiss Bank Tower       Swiss Bank Tower
               8200 Schaffhausen     Panama 1               Panama 1
               CH/Switzerland        Republic of Panama     Republic of Panama

     (c) Citizenship

               See Item No. 4 of cover pages.

     (d) Title of Class of Securities

               Common Stock, Par Value $.001 Per Share

     (e) CUSIP Number

               053762-10-0

ITEM 4.   OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
                 2,655,286

     (b) Percent of class:
                 16.5%

     (c) Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote
                          -0-

               (ii)  Shared power to vote or to direct the vote
                          2,655,286

               (iii) Sole power to dispose or to direct the disposition of
                          -0-

               (iv) Shared power to dispose or to direct the disposition of
                          2,655,286

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     This statement is filed jointly by BB Biotech, Biotech Invest and Biotech Target. Biotech Target and Biotech Invest are wholly-owned subsidiaries of BB Biotech.


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                                   SIGNATURES

     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BB BIOTECH AG

Date:   August 13, 1998             By:   /s/ Hans-Joerg Graf
                                        ---------------------
                                    Name:  Hans-Joerg Graf
                                           ------------------
                                           Signatory Authority

Date:   August 13, 1998             By:   /s/ Dr. Victor Bischoff
                                        -------------------------
                                    Name:  Dr. Victor Bischoff
                                           ------------------
                                           Vice Chairman and Director

                                    BIOTECH TARGET, S.A.

Date:   August 13, 1998             By:  /s/ Dr. Andreas Bremer
                                        -----------------------
                                    Name:  Dr. Andreas Bremer
                                           ------------------
                                           Signatory Authority

Date:   August 13, 1998             By:  /s/ Dr. Anders Hove
                                        --------------------
                                    Name:  Dr. Anders Hove
                                           ------------------
                                           Signatory Authority

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